APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Lil Mama's Chicago Style Hoagies
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Lil Mama's Chicago Style Hoagies
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Lil Mama's Chicago Style Hoagy
Statement of Income
For the Year Ended 12/29/2021

Revenues	
Products	723,468
Less Returns and Allowances	
Services	0
Other	16,467
Total Revenue	**739,935**
Costs	
Products	258,977
Services	0
Other	0
Total Cost	**258,977**
GROSS PROFIT	**480,958**
Operating Expenses	
General and Administrative	0
Insurance	1,180
Non Recurring	0
Payroll Taxes	16,849
Rent	29,745
Research and Development	0
Salaries and Wages	221,700
Sales and Marketing	10,257
Utilities	14,468
Other	0
Total Operating Expenses	**294,199**
OPERATING INCOME	**186,759**
Non-Operating or Other	
Interest Revenue	
Interest Expense	
Gain on Sale of Assets	
Loss on Sale of Assets	
Gain from Legal Action	
Loss from Legal Action	
Depreciation and Amortization	
Other Gain	
Other Loss	
Total Non-Operating or Other	**0**
PRE-TAX INCOME	**186,759**
Taxes	
Income Tax Expense	0
NET INCOME	**$186,759.00**

Lil Mama's Chicago Style Hoagy

Balance Sheet- 12/01/21

Current Assets:

Cash		82,567
Inventory		5,250
Total Current Assets	**$**	**87,817**

Property, Plant, and Equipment:

Leasehold Improvements		6,250
Equipment		13,689
Furniture and Fixtures		3,500
Other LT Assets		7,300
Accumulated Depreciation		(409)
Property, Plant, and Equipment, Net	**$**	**30,330**
Total Assets	**$**	**35,262**

Owners Equity		95,000
Retained Earnings		59,144
Total Equity	**$**	**154,544**

I, Tiffany Pauldon, certify that:

1. The financial statements of Lil Mama's Chicago Style Hoagy included in this Form are true and complete in all material respects; and
2. The tax return information of Lil Mama's Chicago Style Hoagy included in this Form reflects accurately the information reported on the tax return for Lil Mama's Chicago Style Hoagy for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Tiffany Pauldon*

Name: Tiffany Pauldon

Title: Owner